Exhibit 99.3

Cameco Corporation

2019 condensed consolidated interim financial statements

(unaudited)

July 24, 2019

Cameco Corporation

Consolidated statements of earnings

(Unaudited)	Note	Three months ended		Six months ended
($Cdn thousands, except per share amounts)		Jun 30/19	Jun 30/18	Jun 30/19	Jun 30/18
Revenue from products and services	10	$387,769	$333,290	$685,302	$772,683
Cost of products and services sold		285,912	237,375	525,664	547,155
Depreciation and amortization		59,754	69,853	100,335	131,179

Cost of sales	18	345,666	307,228	625,999	678,334

Gross profit		42,103	26,062	59,303	94,349
Administration		30,218	31,417	66,040	66,362
Exploration		3,442	4,078	7,866	12,545
Research and development		1,040	(2,228)	2,722	(1,039)
Other operating expense	8	23,792	44,019	25,563	44,939
Loss (gain) on disposal of assets		111	533	(199)	667

Loss from operations		(16,500)	(51,757)	(42,689)	(29,125)
Finance costs	11	(27,284)	(27,445)	(56,189)	(55,138)
Gain (loss) on derivatives	17	16,312	(24,893)	34,531	(52,678)
Finance income		6,515	4,993	15,112	9,009
Share of earnings from equity-accounted investee	6	12,341	3,408	24,532	4,489
Other income (expense)	12	(12,286)	7,560	(14,048)	82,765

Loss before income taxes		(20,902)	(88,134)	(38,751)	(40,678)
Income tax expense (recovery)	13	1,697	(11,632)	2,165	(18,966)

Net loss		(22,599)	(76,502)	(40,916)	(21,712)

Net loss attributable to:
Equity holders		$(22,589)	$(76,481)	$(40,889)	$(21,674)
Non-controlling interest		(10)	(21)	(27)	(38)

Net loss		$(22,599)	$(76,502)	$(40,916)	$(21,712)

Loss per common share attributable to equity holders:
Basic	14	$(0.06)	$(0.19)	$(0.10)	$(0.05)

Diluted	14	$(0.06)	$(0.19)	$(0.10)	$(0.05)

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive earnings

(Unaudited)		Three months ended		Six months ended
($Cdn thousands)		Jun 30/19	Jun 30/18	Jun 30/19	Jun 30/18
Net loss		$(22,599)	$(76,502)	$(40,916)	$(21,712)
Other comprehensive loss, net of taxes	13
Items that will not be reclassified to net earnings:
Equity investments at FVOCI - net change in fair value		750	(87)	935	(5,214)
Equity investment at FVOCI - net change in fair value - equity-accounted investee		—	—	(309)	—
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		(6,969)	(9,100)	(20,608)	5,620
Reclassification of foreign currency translation reserve to net earnings	12	—	—	—	(5,450)

Other comprehensive loss, net of taxes		(6,219)	(9,187)	(19,982)	(5,044)

Total comprehensive loss		$(28,818)	$(85,689)	(60,898)	(26,756)

Other comprehensive income (loss) attributable to:
Equity holders		$(6,213)	$(9,191)	$(19,970)	$(5,061)
Non-controlling interest		(6)	4	(12)	17

Other comprehensive loss		$(6,219)	$(9,187)	$(19,982)	$(5,044)

Total comprehensive loss attributable to:
Equity holders		$(28,802)	$(85,672)	$(60,859)	$(26,735)
Non-controlling interest		(16)	(17)	(39)	(21)

Total comprehensive loss		$(28,818)	$(85,689)	$(60,898)	$(26,756)

[1]	Net of tax (Q2 2019 - $(125); Q2 2018 - $71; 2019 - $(201); 2018 - $742)

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

(Unaudited)	Note	As at
($Cdn thousands)		Jun 30/19	Dec 31/18
Assets
Current assets
Cash and cash equivalents		$662,571	$711,528
Short-term investments		450,616	391,025
Accounts receivable		195,716	402,350
Current tax assets		6,349	6,996
Inventories	4	700,326	467,795
Supplies and prepaid expenses		98,314	89,206
Current portion of long-term receivables, investments and other	5	18,398	13,826

Total current assets		2,132,290	2,082,726

Property, plant and equipment		3,919,103	3,881,926
Intangible assets		62,459	65,602
Long-term receivables, investments and other	5	693,450	751,868
Investment in equity-accounted investee	6	249,956	230,502
Deferred tax assets		1,009,743	1,006,012

Total non-current assets		5,934,711	5,935,910

Total assets		$8,067,001	$8,018,636

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		194,541	224,754
Current tax liabilities		5,734	19,633
Current portion of long-term debt		499,900	499,599
Current portion of other liabilities	7	69,647	79,573
Current portion of provisions	8	53,599	52,316
Total current liabilities		823,421	875,875

Long-term debt		996,395	996,072
Other liabilities	7	150,552	142,061
Provisions	8	1,161,851	1,011,036

Total non-current liabilities		2,308,798	2,149,169

Shareholders’ equity
Share capital	9	1,862,749	1,862,652
Contributed surplus		236,922	234,982
Retained earnings		2,750,483	2,791,321
Other components of equity		84,357	104,327

Total shareholders’ equity attributable to equity holders		4,934,511	4,993,282
Non-controlling interest		271	310

Total shareholders’ equity		4,934,782	4,993,592

Total liabilities and shareholders’ equity		$8,067,001	$8,018,636

Commitments and contingencies [notes 8, 13]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
(Unaudited) ($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Equity investments at FVOCI	Total	Non- controlling interest	Total equity
Balance at January 1, 2019	$1,862,652	$234,982	$2,791,321	$104,989	$(662)	$4,993,282	$310	$4,993,592
Net loss	—	—	(40,889)	—	—	(40,889)	(27)	(40,916)
Other comprehensive income (loss) for the period	—	—	—	(20,596)	626	(19,970)	(12)	(19,982)

Total comprehensive income (loss) for the period	—	—	(40,889)	(20,596)	626	(60,859)	(39)	(60,898)

Share-based compensation	—	8,214	—	—	—	8,214	—	8,214
Stock options exercised	97	(16)	—	—	—	81	—	81
Restricted and performance share units released	—	(6,258)	—	—	—	(6,258)	—	(6,258)
Dividends	—	—	51	—	—	51	—	51

Balance at June 30, 2019	$1,862,749	$236,922	$2,750,483	$84,393	$(36)	$4,934,511	$271	$4,934,782

Balance at January 1, 2018	$1,862,652	$224,812	$2,650,417	$112,341	$9,066	$4,859,288	$371	$4,859,659
Net loss	—	—	(21,674)	—	—	(21,674)	(38)	(21,712)
Other comprehensive income (loss) for the period	—	—	—	153	(5,214)	(5,061)	17	(5,044)

Total comprehensive income (loss) for the period	—	—	(21,674)	153	(5,214)	(26,735)	(21)	(26,756)

Share-based compensation	—	9,390	—	—	—	9,390	—	9,390
Restricted and performance share units released	—	(4,806)	—	—	—	(4,806)	—	(4,806)
Dividends	—	—	19	—	—	19	—	19

Balance at June 30, 2018	$1,862,652	$229,396	$2,628,762	$112,494	$3,852	$4,837,156	$350	$4,837,506

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)		Three months ended		Six months ended
($Cdn thousands)	Note	Jun 30/19	Jun 30/18	Jun 30/19	Jun 30/18
Operating activities
Net loss		$(22,599)	$(76,502)	$(40,916)	$(21,712)
Adjustments for:
Depreciation and amortization		59,754	69,853	100,335	131,179
Deferred charges		(33)	232	6,415	9,629
Unrealized loss (gain) on derivatives		(17,579)	27,312	(41,831)	62,265
Share-based compensation	16	2,749	3,078	8,214	9,390
Loss (gain) on disposal of assets		111	533	(199)	667
Finance costs	11	27,284	27,445	56,189	55,138
Finance income		(6,515)	(4,993)	(15,112)	(9,009)
Share of earnings in equity-accounted investee		(12,341)	(3,408)	(24,532)	(4,489)
Other operating expense	8	23,793	44,019	25,563	44,939
Other expense (income)	12	12,286	(7,351)	14,048	(74,873)
Income tax expense (recovery)	13	1,697	(11,632)	2,165	(18,966)
Interest received		5,732	3,682	14,111	7,409
Income taxes paid		(1,872)	(2,186)	(19,239)	(18,796)
Other operating items	15	(131,827)	(13,098)	(64,337)	159,362

Net cash provided by (used in) operations		(59,360)	56,984	20,874	332,133

Investing activities
Additions to property, plant and equipment		(22,127)	(14,587)	(32,049)	(29,990)
Increase in short-term investments		(186,049)	(333,163)	(60,680)	(333,163)
Decrease in long-term receivables, investments and other		—	3,276	65,843	13,424
Principal lease payments		(730)	—	(1,435)	—
Proceeds from sale of property, plant and equipment		18	141	347	434

Net cash used in investing		(208,888)	(344,333)	(27,974)	(349,295)

Financing activities
Interest paid		(20,613)	(20,520)	(36,030)	(34,695)
Proceeds from issuance of shares, stock option plan		—	—	16	—
Dividends returned (paid)		—	—	51	(39,561)

Net cash used in financing		(20,613)	(20,520)	(35,963)	(74,256)

Decrease in cash and cash equivalents, during the period		(288,861)	(307,869)	(43,063)	(91,418)
Exchange rate changes on foreign currency cash balances		(3,860)	(519)	(5,894)	3,931
Cash and cash equivalents, beginning of period		955,292	812,521	711,528	591,620

Cash and cash equivalents, end of period		$662,571	$504,133	$662,571	$504,133

Cash and cash equivalents is comprised of:
Cash				314,850	70,099
Cash equivalents				347,721	434,034

Cash and cash equivalents				$662,571	$504,133

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1.    Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended June 30, 2019 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements.

Cameco is one of the world’s largest providers of the uranium needed to generate clean, reliable baseload electricity around the globe. The Company currently has one mine operating in northern Saskatchewan, Cigar Lake, as well as a 40% interest in Joint Venture Inkai LLP (JV Inkai), a joint arrangement with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom), located in Kazakhstan. JV Inkai is accounted for on an equity basis (see note 6).

It also has two operations in Northern Saskatchewan which are in care and maintenance. Rabbit Lake was placed in care and maintenance in the second quarter of 2016 while operations at McArthur River/Key Lake were suspended indefinitely in the third quarter of 2018 (see note 18 for financial statement impact). Cameco’s operations in the United States, Crow Butte and Smith Ranch-Highland, are also not currently producing as the decision was made in 2016 to curtail production and defer all wellfield development.

The Company is also a leading provider of nuclear fuel processing services, supplying much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today. It operates the world’s largest commercial refinery in Blind River, Ontario, controls about 25% of the world UF6 primary conversion capacity in Port Hope, Ontario and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors at facilities in Port Hope and Cobourg, Ontario.

2.    Significant accounting policies

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2018.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on July 24, 2019.

B.	Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value through profit or loss (FVTPL)
Equity investments	Fair value through other comprehensive income (FVOCI)
Liabilities for cash-settled share-based payment arrangements	Fair value through profit or loss (FVTPL)
Net defined benefit liability	Fair value of plan assets less the present value of the
defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2018.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2018 consolidated financial statements.

3.    Accounting standards

A.	Changes in accounting policy

On January 1, 2019, Cameco adopted the new standard, IFRS 16, Leases (IFRS 16) and the interpretation, IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23) as issued by the IASB.

i.	Leases

IFRS 16 eliminates the dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. Cameco adopted IFRS 16 using the modified retrospective approach which does not require comparative information to be restated. Adoption of the standard did not have a material impact on the financial statements, however we were required to disclose our lease obligation as a separate line item in our other liabilities note (see note 7). While the impact of adoption was not material, we will include further disclosures in our 2019 annual financial statements, including a maturity analysis of the lease liability.

Adoption of IFRS 16 resulted in a change to Cameco’s accounting policy as previously disclosed in our 2018 annual financial statements. Cameco recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, Cameco uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Cameco uses judgement in determining the lease term for some lease contracts that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which affects the amount of lease liabilities and right-of-use assets recognized.

The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases that have a lease term of less than 12 months or less. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

ii. Income tax

IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The adoption of the standard did not have a material impact on the financial statements.

4.    Inventories

	Jun 30/19	Dec 31/18
Uranium
Concentrate	$461,892	$255,373
Broken ore	44,875	51,545

	506,767	306,918
NUKEM	99,469	85,654
Fuel services	94,090	75,223

Total	$700,326	$467,795

Cameco expensed $291,300,000 of inventory as cost of sales during the second quarter of 2019 (2018—$243,391,000). For the six months ended June 30, 2019, Cameco expensed $520,100,000 of inventory as cost of sales (2018—$539,751,000). Included in cost of sales for the period ended June 30, 2018, is a $30,082,000 write-down of NUKEM inventory to reflect net realizable value. No write-down was recorded in the current year.

5.    Long-term receivables, investments and other

	Jun 30/19	Dec 31/18
Investments in equity securities [note 17](a)	$30,044	$28,916
Derivatives [note 17]	15,668	3,881
Advances receivable from JV Inkai LLP [note 19]	54,999	124,533
Investment tax credits	95,474	95,246
Amounts receivable related to tax dispute [note 13]	303,222	303,222
Product loan(b)	176,904	176,904
Other	35,537	32,992

	711,848	765,694
Less current portion	(18,398)	(13,826)

Net	$693,450	$751,868

(a)

Cameco has designated the investments shown below as equity securities at FVOCI because these equity securities represent investments that the Company intends to hold for the long term for strategic purposes. There were no dividends recognized on any of these investments during the year.

	Jun 30/19	Dec 31/18
Investment in Denison Mines Corp.	$17,231	$15,507
Investment in UEX Corporation	8,503	8,754
Investment in Iso Energy Ltd.	1,814	1,777
Investment in GoviEx	1,938	2,313
Other	558	565

	$30,044	$28,916

(b)

Cameco loaned 5,400,000 pounds of uranium concentrate to its joint venture partner, Orano Canada Inc., (Orano). Orano is obligated to repay us in kind with uranium concentrate no later than December 31, 2023. The loan is recorded at Cameco’s weighted average cost of inventory.

6.    Equity-accounted investee

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers (see note 19). Cameco holds a 40% interest in JV Inkai and Kazatomprom holds a 60% interest. Cameco does not have control over the joint venture so it accounts for the investment on an equity basis.

The following tables summarize the financial information of JV Inkai (100%):

	Jun 30/19	Dec 31/18
Cash and cash equivalents	$44,838	$41,717
Other current assets	119,685	160,784
Non-current assets	396,761	407,816
Current liabilities	(72,684)	(151,728)
Non-current liabilities	(41,346)	(41,746)

Net assets	$447,254	$416,843

	Three months ended		Six months ended
	Jun 30/19	Jun 30/18	Jun 30/19	Jun 30/18
Revenue from products and services	$64,070	$48,487	$94,389	$55,216
Cost of products and services sold	(13,630)	(17,105)	(19,581)	(19,865)
Depreciation and amortization	(7,017)	(9,154)	(10,112)	(10,539)
Finance income	228	31	325	72
Finance costs	(544)	(1,741)	(2,173)	(3,081)
Other expense	(4,888)	(1,255)	(6,360)	(2,792)
Income tax expense	(7,986)	(12,241)	(11,665)	(8,870)

Net earnings from continuing operations	$30,233	$7,022	$44,823	$10,141

Other comprehensive loss	—	—	(772)	—

Total comprehensive income	$30,233	$7,022	$44,051	$10,141

The following table reconciles the summarized financial information to the carrying amount of Cameco’s interest in JV Inkai:

	Jun 30/19	Dec 31/18
Opening net assets	$416,843	$374,650
Total comprehensive income	44,051	66,313
Impact of foreign exchange	(13,640)	(24,120)

Closing net assets	447,254	416,843
Cameco’s share of net assets	178,902	166,737
Consolidating adjustments(a)	(23,193)	(33,978)
Fair value increment(b)	93,561	94,633
Impact of foreign exchange	686	3,110

Carrying amount in the statement of financial position at June 30, 2019	$249,956	$230,502

(a)

Cameco records certain consolidating adjustments to eliminate unrealized profit and amortize historical differences in accounting policies. This amount is amortized to earnings over units of production.

(b)	Upon restructuring, Cameco assigned fair values to the assets and liabilities of JV Inkai. This increment is amortized to earnings over units of production.

7.    Other liabilities

	Jun 30/19	Dec 31/18
Deferred sales	$38,505	$30,727
Derivatives [note 17]	31,099	61,387
Accrued pension and post-retirement benefit liability	69,860	68,255
Lease obligation	12,992	—
Other	67,743	61,265

	220,199	221,634
Less current portion	(69,647)	(79,573)

Net	$150,552	$142,061

8.    Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$1,053,892	$9,460	$1,063,352
Changes in estimates and discount rates
Capitalized in property, plant, and equipment	141,385	—	141,385
Recognized in earnings	25,563	253	25,816
Provisions used during the period	(13,529)	(18)	(13,547)
Unwinding of discount	11,977	91	12,068
Impact of foreign exchange	(13,624)	—	(13,624)

End of period	$1,205,664	$9,786	$1,215,450

Current	51,786	1,813	53,599
Non-current	1,153,878	7,973	1,161,851

	$1,205,664	$9,786	$1,215,450

9. Share capital

At June 30, 2019, there were 395,792,732 common shares outstanding. Options in respect of 8,781,807 shares are outstanding under the stock option plan and are exercisable up to 2027. For the quarter ended June 30, 2019, there were no options that were exercised resulting in the issuance of shares (2018 - nil). For the six months ended June 30, 2019, there were 5,000 options exercised that resulted in the issuance of shares (2018 - nil).

10. Revenue

Cameco’s uranium and fuel services sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on a consumer price index. The Company’s contracts contain either one of these pricing mechanisms or a combination of the two. There is no variable consideration in the contracts and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

The following tables summarize Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to Cameco’s reportable segments (note 18):

For the three months ended June 30, 2019

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$103,587	$51,699	$2,667	$157,953
Europe	91,802	27,182	3,587	122,571
Asia	97,745	1,525	7,975	107,245

	$293,134	$80,406	$14,229	$387,769

Contract type
Fixed-price	$42,353	$73,981	$8,313	$124,647
Market-related	250,781	6,425	5,916	263,122

	$293,134	$80,406	$14,229	$387,769

For the three months ended June 30, 2018

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$154,847	$48,364	$27,686	$230,897
Europe	62,698	16,976	22	79,696
Asia	19,737	2,960	—	22,697

	$237,282	$68,300	$27,708	$333,290

Contract type
Fixed-price	$60,951	$62,768	$27,708	$151,427
Market-related	176,331	5,532	—	181,863

	$237,282	$68,300	$27,708	$333,290

For the six months ended June 30, 2019

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$264,898	$107,845	$2,667	$375,410
Europe	126,456	50,326	3,587	180,369
Asia	108,753	4,818	15,952	129,523

	$500,107	$162,989	$22,206	$685,302

Contract type
Fixed-price	$106,828	$156,564	$13,070	$276,462
Market-related	393,279	6,425	9,136	408,840

	$500,107	$162,989	$22,206	$685,302

For the six months ended June 30, 2018

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$284,934	$94,854	$32,977	$412,765
Europe	97,335	22,922	10,694	130,951
Asia	214,006	14,913	48	228,967

	$596,275	$132,689	$43,719	$772,683

Contract type
Fixed-price	$234,033	$126,952	$43,719	$404,704
Market-related	362,242	5,737	—	367,979

	$596,275	$132,689	$43,719	$772,683

11. Finance costs

	Three months ended		Six months ended
	Jun 30/19	Jun 30/18	Jun 30/19	Jun 30/18
Interest on long-term debt	$17,903	$18,278	$36,953	$36,667
Unwinding of discount on provisions	5,712	5,720	12,068	11,131
Other charges	3,669	3,447	7,168	7,340

Total	$27,284	$27,445	$56,189	$55,138

12. Other income (expense)

	Three months ended		Six months ended
	Jun 30/19	Jun 30/18	Jun 30/19	Jun 30/18
Foreign exchange gains (losses)	$(12,286)	$7,083	$(14,048)	$20,096
Gain on restructuring of JV Inkai(a)	—	—	—	48,570
Sale of exploration interests	—	375	—	7,797
Contract restructuring	—	—	—	6,201
Other	—	102	—	101

Total	$(12,286)	$7,560	$(14,048)	$82,765

(a)

Effective January 1, 2018, Cameco’s ownership interest in JV Inkai was reduced from 60% to 40% based on an implementation agreement with Kazatomprom. Cameco recognized a gain on the change in ownership interests of $48,570,000. Included in this gain is $5,450,000 which has been reclassified from the foreign currency translation reserve to net earnings.

13. Income taxes

	Three months ended		Six months ended
	Jun 30/19	Jun 30/18	Jun 30/19	Jun 30/18
Earnings (loss) before income taxes
Canada	$2,611	$(58,179)	$19,889	$(74,380)
Foreign	(23,513)	(29,955)	(58,640)	33,702

	$(20,902)	$(88,134)	$(38,751)	$(40,678)

Current income taxes (recovery)
Canada	$2,001	$843	$4,432	$4,388
Foreign	378	(812)	1,760	4,699

	$2,379	$31	$6,192	$9,087
Deferred income taxes (recovery)
Canada	$(1,315)	$(14,906)	$625	$(30,036)
Foreign	633	3,243	(4,652)	1,983

	$(682)	$(11,663)	$(4,027)	$(28,053)

Income tax expense (recovery)	$1,697	$(11,632)	$2,165	$(18,966)

Cameco has recorded $1,009,743,000 of deferred tax assets (December 31, 2018 - $1,006,012,000). The realization of these deferred tax assets is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s temporary tax differences are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

Canada

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd., in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2012, which in aggregate have increased Cameco’s income for Canadian tax purposes by approximately $4,900,000,000. CRA has also issued notices of reassessment for transfer pricing penalties for the years 2007 through 2011 in the amount of $371,000,000. It is uncertain whether CRA will reassess Cameco’s tax returns for subsequent years on a similar basis and if these will require Cameco to make future remittances or provide security on receipt of the reassessments.

On September 26, 2018, the Tax Court of Canada (Tax Court) ruled in our favour in our case with the Canada Revenue Agency (CRA) for the 2003, 2005 and 2006 tax years.

The Tax Court ruled that our marketing and trading structure involving foreign subsidiaries and the related transfer pricing methodology used for certain intercompany uranium purchase and sale agreements were in full compliance with Canadian laws for the three tax years in question. While the decision applies only to the first three tax years under dispute, we believe there is nothing in the decision that would warrant a materially different outcome for subsequent tax years. We expect to recover any amounts remitted or secured as a result of the reassessments.

On October 25, 2018, CRA filed a notice of appeal with the Federal Court of Appeal. We anticipate that it will take about two years to receive a decision from the Federal Court of Appeal.

We expect the Tax Court’s decision to be upheld on appeal. We expect any further actions regarding the tax years 2007 through 2012 will be suspended until the three years covered in the decision are finally resolved. Despite the fact that we believe there is no basis to do so, and it is not our view of the likely outcome, CRA may continue to reassess us using the methodology it reassessed the 2003 through 2012 tax years with. In that scenario, and including the $4,900,000,000 already reassessed, we expect to receive notices of reassessment for a total of approximately $8,700,000,000 for the years 2003 through 2018, which would increase Cameco’s income for Canadian tax purposes and result in a related tax expense of approximately $2,600,000,000. In addition to penalties already imposed, CRA may continue to apply penalties to taxation years subsequent to 2011. As a result, we estimate that cash taxes and transfer pricing penalties would be between $1,950,000,000 and $2,150,000,000. In addition, we estimate there would be interest and instalment penalties applied that would be material to Cameco. While in dispute, we would be responsible for remitting or otherwise securing 50% of the cash taxes and transfer pricing penalties (between $970,000,000 and $1,070,000,000), plus related interest and instalment penalties assessed, which would be material to Cameco.

Under Canadian federal and provincial tax rules, the amount required to be remitted each year will depend on the amount of income reassessed in that year and the availability of elective deductions. CRA disallowed the use of any loss carry-backs to be applied to any transfer pricing adjustment, starting with the 2008 tax year. In light of our view of the likely outcome of the case, we expect to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $303,222,000 already paid as at June 30, 2019 (December 31, 2018 - $303,222,000) (note 5). In addition to the cash remitted, we have provided $480,000,000 in letters of credit to secure 50% of the cash taxes and related interest.

Management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution and other unfavourable outcomes for the years 2003 to date could be material to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under Canadian federal and provincial tax rules.

14.    Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2019 was 395,795,605 (2018—395,792,732).

	Three months ended		Six months ended
	Jun 30/19	Jun 30/18	Jun 30/19	Jun 30/18
Basic loss per share computation
Net loss attributable to equity holders	$(22,589)	$(76,481)	$(40,889)	$(21,674)
Weighted average common shares outstanding	395,798	395,793	395,796	395,793

Basic loss per common share	$(0.06)	$(0.19)	$(0.10)	$(0.05)

Diluted loss per share computation
Net loss attributable to equity holders	$(22,589)	$(76,481)	$(40,889)	$(21,674)
Weighted average common shares outstanding	395,798	395,793	395,796	395,793
Dilutive effect of stock options	315	—	416	—

Weighted average common shares outstanding, assuming dilution	396,113	395,793	396,212	395,793

Diluted loss per common share	$(0.06)	$(0.19)	$(0.10)	$(0.05)

15.    Statements of cash flows

	Three months ended		Six months ended
	Jun 30/19	Jun 30/18	Jun 30/19	Jun 30/18
Changes in non-cash working capital:
Accounts receivable	$(65,895)	$(23,555)	$193,417	$169,099
Inventories	(57,991)	979	(208,142)	48,102
Supplies and prepaid expenses	(5,968)	6,597	(9,194)	21,825
Accounts payable and accrued liabilities	2,804	16,502	(39,137)	(69,254)
Reclamation payments	(6,327)	(8,410)	(13,547)	(11,576)
Other	1,550	(5,211)	12,266	1,166

Other operating items	$(131,827)	$(13,098)	$(64,337)	$159,362

16.    Share-based compensation plans

A. Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options carry vesting periods of one to three years, and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 27,875,289 shares have been issued.

B. Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual operating targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of June 30, 2019, the total number of PSUs held by the participants, after adjusting for forfeitures on retirement, was 1,458,603 (December 31, 2018—1,343,971).

C. Restricted share unit (RSU)

The Company has established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the board’s discretion. The RSUs carry vesting periods of one to three years, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. As of June 30, 2019, the total number of RSUs held by the participants was 449,184 (December 31, 2018—456,704).

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended		Six months ended
	Jun 30/19	Jun 30/18	Jun 30/19	Jun 30/18
Stock option plan	$444	$450	$3,477	$3,788
Performance share unit plan	1,699	1,881	3,494	4,038
Restricted share unit plan	606	747	1,243	1,564

	$2,749	$3,078	$8,214	$9,390

Fair value measurement of equity-settled plans

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation and the fair value of options granted under the stock option plan was measured based on the Black-Scholes option-pricing model. The fair value of RSUs granted was determined based on their intrinsic value on the date of grant. Expected volatility was estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows:

	Stock option plan	PSU	RSU
Number of options granted	886,740	477,250	212,496
Average strike price	$15.27	—	$15.33
Expected dividend	$0.08	—	—
Expected volatility	36%	38%	—
Risk-free interest rate	1.8%	1.8%	—
Expected life of option	4.9 years	3 years	—
Expected forfeitures	7%	12%	15%
Weighted average grant date fair values	$4.92	$15.33	$15.33

In addition to these inputs, other features of the PSU grant were incorporated into the measurement of fair value. The market condition based on total shareholder return was incorporated by utilizing a Monte Carlo simulation. The non-market criteria relating to realized selling prices and operating targets have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

17.    Financial instruments and related risk management

A. Accounting classifications

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At June 30, 2019

	FVTPL	Amortized cost	FVOCI – designated	Total
Financial assets
Cash and cash equivalents	$—	$662,571	$—	$662,571
Short-term investments	—	450,616	—	450,616
Accounts receivable	—	195,716	—	195,716
Derivative assets [note 5]
Foreign currency contracts	11,350	—	—	11,350
Interest rate contracts	4,318	—	—	4,318
Investments in equity securities [note 5]	—	—	30,044	30,044
Advances receivable from Inkai [note 19]	—	54,999	—	54,999

	15,668	1,363,902	30,044	1,409,614

Financial liabilities
Accounts payable and accrued liabilities	—	194,541	—	194,541
Current portion of long-term debt	—	499,900	—	499,900
Derivative liabilities [note 7]
Foreign currency contracts	24,110	—	—	24,110
Interest rate contracts	59	—	—	59
Uranium contracts	6,930	—	—	6,930
Long-term debt	—	996,395	—	996,395

	31,099	1,690,836	—	1,721,935

Net	(15,431)	(326,934)	30,044	(312,321)

At December 31, 2018

	FVTPL	Amortized cost	FVOCI – designated	Total
Financial assets
Cash and cash equivalents	$—	$711,528	$—	$711,528
Short-term investments	—	391,025	—	391,025
Accounts receivable	—	402,350	—	402,350
Derivative assets [note 5]
Foreign currency contracts	2,201	—	—	2,201
Interest rate contracts	1,680	—	—	1,680
Investments in equity securities [note 5]	—	—	28,916	28,916
Advances receivable from Inkai [note 19]	—	124,533	—	124,533

	$3,881	$1,629,436	$28,916	$1,662,233

Financial liabilities
Accounts payable and accrued liabilities	$—	$224,754	$—	$224,754
Current portion of long-term debt	—	499,599	—	499,599
Derivative liabilities [note 7]
Foreign currency contracts	54,866	—	—	54,866
Interest rate contracts	823	—	—	823
Uranium contracts	5,698	—	—	5,698
Long-term debt	—	996,072	—	996,072

	61,387	1,720,425	—	1,781,812

Net	$(57,506)	$(90,989)	$28,916	$(119,579)

Cameco has pledged $193,439,000 of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account has a term of five years effective July 1, 2018. Cameco retains full access to this cash.

B. Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at June 30, 2019

	Carrying value	Level 1	Level 2	Total
Derivative assets [note 5]
Foreign currency contracts	$11,350	$—	$11,350	$11,350
Interest rate contracts	4,318	—	4,318	4,318
Investments in equity securities [note 5]	30,044	30,044	—	30,044
Current portion of long-term debt	(499,900)	—	(502,908)	(502,908)
Derivative liabilities [note 7]
Foreign currency contracts	(24,110)	—	(24,110)	(24,110)
Interest rate contracts	(59)	—	(59)	(59)
Uranium contracts	(6,930)	—	(6,930)	(6,930)
Long-term debt	(996,395)	—	(1,134,139)	(1,134,139)

Net	$(1,481,682)	$30,044	$(1,652,478)	$(1,622,434)

As at December 31, 2018

	Carrying value	Level 1	Level 2	Total
Derivative assets [note 5]
Foreign currency contracts	$2,201	$—	$2,201	$2,201
Interest rate contracts	1,680	—	1,680	1,680
Investments in equity securities [note 5]	28,916	28,916	—	28,916
Current portion of long-term debt	(499,599)	—	(511,210)	(511,210)
Derivative liabilities [note 7]
Foreign currency contracts	(54,866)	—	(54,866)	(54,866)
Interest rate contracts	(823)	—	(823)	(823)
Uranium contracts	(5,698)	—	(5,698)	(5,698)
Long-term debt	(996,072)	—	(1,111,782)	(1,111,782)

Net	$(1,524,261)	$28,916	$(1,680,498)	$(1,651,582)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying value of Cameco’s cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

C. Financial instruments measured at fair value

Cameco measures its derivative financial instruments, material investments in equity securities, current portion of long-term debt and long-term debt at fair value. Investments in publicly held equity securities are classified as a recurring level 1 fair value measurement while derivative financial instruments and current and long-term debt are classified as recurring level 2 fair value measurements.

The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date. The fair value of Cameco’s current portion of long-term debt is determined using a quoted market yield of 1.7% as of the reporting date. The fair value of Cameco’s long-term debt is determined using quoted market yields as of the reporting date, which ranged from 1.4% to 1.7% (2018 - 1.9% to 2.2%).

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Uranium contract derivatives consist of price swaps. The fair value of uranium price swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed purchases or sales under contracted prices, and floating purchases or sales based on Numerco forward uranium price curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

D. Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Jun 30/19	Dec 31/18
Non-hedge derivatives:
Foreign currency contracts	$(12,760)	$(52,665)
Interest rate contracts	4,259	857
Uranium contracts	(6,930)	(5,698)

Net	$(15,431)	$(57,506)

Classification:
Current portion of long-term receivables, investments and other [note 5]	$5,385	$1,028
Long-term receivables, investments and other [note 5]	10,283	2,853
Current portion of other liabilities [note 7]	(15,391)	(35,534)
Other liabilities [note 7]	(15,708)	(25,853)

Net	$(15,431)	$(57,506)

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings (loss):

	Three months ended		Six months ended
	Jun 30/19	Jun 30/18	Jun 30/19	Jun 30/18
Non-hedge derivatives
Foreign currency contracts	$15,575	$(25,974)	$32,444	$(52,720)
Interest rate contracts	902	312	3,564	269
Uranium contracts	(165)	769	(1,477)	(227)

Net	$16,312	$(24,893)	$34,531	$(52,678)

18. Segmented information

Cameco has two reportable segments: uranium and fuel services. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services.

Cost of sales in the uranium segment includes care and maintenance costs for our operations that have had production suspensions. Cameco expensed $39,361,000 of care and maintenance costs during the second quarter of 2019 (2018 - $46,619,000), including $46,000 (2018 - $872,000) of severance costs. For the six months ended June 30, 2019, Cameco expensed $78,661,000 (2018 - $95,490,000), including $521,000 (2018 - $2,153,000) of severance costs.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

Business segments

For the three months ended June 30, 2019

	Uranium	Fuel services	Other	Total
Revenue	$293,134	$80,406	$14,229	$387,769
Expenses
Cost of products and services sold	225,136	50,858	9,918	285,912
Depreciation and amortization	44,634	10,088	5,032	59,754

Cost of sales	269,770	60,946	14,950	345,666

Gross profit (loss)	23,364	19,460	(721)	42,103
Administration	—	—	30,218	30,218
Exploration	3,442	—	—	3,442
Research and development	—	—	1,040	1,040
Other operating expense	23,792	—	—	23,792
Gain (loss) on disposal of assets	143	(32)	—	111
Finance costs	—	—	27,284	27,284
Gain on derivatives	—	—	(16,312)	(16,312)
Finance income	—	—	(6,515)	(6,515)
Share of earnings from equity-accounted investee	(12,341)	—	—	(12,341)
Other expense	—	—	12,286	12,286

Earnings (loss) before income taxes	8,328	19,492	(48,722)	(20,902)
Income tax expense				1,697

Net loss				$(22,599)

For the three months ended June 30, 2018

	Uranium	Fuel services	Other	Total
Revenue	$237,282	$68,300	$27,708	$333,290
Expenses
Cost of products and services sold	156,419	43,721	37,235	237,375
Depreciation and amortization	60,819	7,143	1,891	69,853

Cost of sales	217,238	50,864	39,126	307,228

Gross profit (loss)	20,044	17,436	(11,418)	26,062
Administration	—	—	31,417	31,417
Exploration	4,078	—	—	4,078
Research and development	—	—	(2,228)	(2,228)
Other operating expense	44,019	—	—	44,019
Loss on disposal of assets	329	183	21	533
Finance costs	—	—	27,445	27,445
Loss on derivatives	—	—	24,893	24,893
Finance income	—	—	(4,993)	(4,993)
Share of earnings from equity-accounted investee	(3,408)	—	—	(3,408)
Other income	(477)	—	(7,083)	(7,560)

Earnings (loss) before income taxes	(24,497)	17,253	(80,890)	(88,134)
Income tax recovery				(11,632)

Net loss				$(76,502)

For the six months ended June 30, 2019

	Uranium	Fuel services	Other	Total
Revenue	$500,107	$162,989	$22,206	$685,302
Expenses
Cost of products and services sold	406,339	103,186	16,139	525,664
Depreciation and amortization	73,497	20,013	6,825	100,335

Cost of sales	479,836	123,199	22,964	625,999

Gross profit (loss)	20,271	39,790	(758)	59,303
Administration	—	—	66,040	66,040
Exploration	7,866	—	—	7,866
Research and development	—	—	2,722	2,722
Other operating expense	25,563	—	—	25,563
Gain on disposal of assets	(199)	—	—	(199)
Finance costs	—	—	56,189	56,189
Gain on derivatives	—	—	(34,531)	(34,531)
Finance income	—	—	(15,112)	(15,112)
Share of earnings from equity-accounted investee	(24,532)	—	—	(24,532)
Other expense	—	—	14,048	14,048

Earnings (loss) before income taxes	11,573	39,790	(90,114)	(38,751)
Income tax expense				2,165

Net loss				$(40,916)

For the six months ended June 30, 2018

	Uranium	Fuel services	Other	Total
Revenue	$596,275	$132,689	$43,719	$772,683
Expenses
Cost of products and services sold	388,089	88,220	70,846	547,155
Depreciation and amortization	110,454	14,814	5,911	131,179

Cost of sales	498,543	103,034	76,757	678,334

Gross profit (loss)	97,732	29,655	(33,038)	94,349
Administration	—	—	66,362	66,362
Exploration	12,545	—	—	12,545
Research and development	—	—	(1,039)	(1,039)
Other operating expense	44,939	—	—	44,939
Loss on disposal of assets	429	217	21	667
Finance costs	—	—	55,138	55,138
Loss on derivatives	—	—	52,678	52,678
Finance income	—	—	(9,009)	(9,009)
Share of earnings from equity-accounted investee	(4,489)	—	—	(4,489)
Other income	(62,669)	—	(20,096)	(82,765)

Earnings (loss) before income taxes	106,977	29,438	(177,093)	(40,678)
Income tax recovery				(18,966)

Net loss				$(21,712)

19. Related parties

Cameco funded JV Inkai’s project development costs through an unsecured shareholder loan. The limit of the loan facility is $175,000,000 (US) and advances under the facility bear interest at a rate of LIBOR plus 2%. At June 30, 2019, $54,999,000 ($42,000,000 (US)) of principal was outstanding (December 31, 2018 - $124,533,000 ($91,320,000 (US))) (note 5). For the quarter ended June 30, 2019, Cameco recorded interest income of $645,000 relating to this balance (2018 - $1,505,000). For the six month period ended June 30, 2019, interest income was $1,647,000 (2018 - $2,776,000).

Cameco purchases uranium concentrate from JV Inkai. For the quarter ended June 30, 2019, Cameco had purchases from JV Inkai of $29,353,000 ($21,877,000 (US)) (2018 - $23,561,000 ($18,371,000 (US))). For the six month period ended June 30, 2019, purchases were $46,566,000 ($34,674,000 (US)) (2018 - $23,962,000 ($18,685,000 (US))).

20. Subsequent event

On July 13, 2019, Cameco received an award from the tribunal of international arbitrators (Tribunal) with respect to its contract dispute with Tokyo Electric Power Company Holdings, Inc. (TEPCO). The Tribunal rejected TEPCO’s assertion that it had the right to terminate its uranium supply agreement and awarded damages of $40,300,000 (US). Damages were based on the Tribunal’s interpretation of losses under this supply agreement. In addition, Cameco is entitled to costs, expenses and pre-award interest that we calculate to be approximately $5,000,000 (US). We expect to record these amounts in our third quarter financial results.